Exhibit 99.5

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

MOOLEC SCIENCE SA

SAFE

(Simple Agreement for Future Equity)

Dated: December 27, 2022

THIS CERTIFIES THAT in exchange for the assignment by THEO I SCSp (the “Investor”) of all its rights and obligations under a simple agreement for future equity dated December 28, 2021 to Moolec Science SA, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, with its registered office at 17, Boulevard F.W. Raiffeisen, L 2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440 (the “Company”), in an aggregate amount of $1,500,000.- (the “Purchase Amount”) on or about the date hereof, the Company issues, without a public offering, to the Investor the right to subscribe for certain shares of the Company’s Share Capital, subject to the terms described below.

1. Events

(a) Qualified Event. If there is a Qualified Event before the termination of this Safe, immediately prior to the closing of such Qualified Event (for the avoidance of doubt, the Merger shall be considered as closing of a Qualified Event), this Safe will automatically convert, to the extent legally possible, into: (a) the number of Safe Ordinary Shares equal to the Purchase Amount divided by the Discount Price, if the post-money valuation is equal to or less than $250,000,000.00; or (b) if the post-money valuation exceeds $250,000,000.00, the greater of (i) the number of Safe Ordinary Shares equal to the Purchase Amount divided by the lowest price per share of the Standard Shares; or (ii) the number of Safe Ordinary Shares equal to the Purchase Amount divided by the Safe Price (the “Issue Shares”). For the avoidance of doubt, in case the Qualified Event is triggered by the Merger, the Investor’s right to the Issue Shares upon automatic conversion shall be in the amounts and proportions as set forth in Schedule 1.

In the context of the automatic conversion of the Safe, the Investor agrees that no further actions shall be effected from the Investor in order for the Company to issue and allot the Issue Shares to the Investor, immediately prior to the closing of such Qualified Event.

In connection with the automatic conversion of this Safe and the related subscription of the Issue Shares by the Investor, the Investor will execute and deliver to the Company all of the transaction documents related to the Qualified Event; provided, that such documents (i) are the same documents to be entered into with the purchasers or subscribers, as the case may be, of Ordinary Shares, with appropriate variations for the Issue Shares, and (ii) include customary exceptions to any obligations arising out of any drag-along provisions applicable to any dragged shareholders, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

If any of the Company’s securityholders are given a choice as to the form and amount of Proceeds to be received in a Qualified Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s securityholders, or under any applicable laws.

(b) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of Proceeds equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Dissolution Event, this Safe is intended to operate like standard non-participating Ordinary Shares. The Investor’s right to receive its Purchase Amount is:

(i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Share Capital);

(ii) junior to payments for Preference Shares, if any, and if the applicable Proceeds are insufficient to permit full payments for Preference Shares, the applicable Proceeds will be distributed pro rata to the holders of Preference Shares in proportion to the full payments that would otherwise be due pursuant to the terms hereof and thereof; and

(iii) senior to payments for Ordinary Shares.

(c) Maturity. If no Qualified Event has occurred by or before the Maturity Date, this Safe will automatically convert, to the extent legally possible, into the number of shares of the Safe Standard Shares equal to (x) one and a half (1.5) times of the Purchase Amount divided by (y) the price per share equal to the Post-Money Valuation Cap divided by the Maturity Company Capitalization.

(d) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Issue Shares to the Investor pursuant to the automatic exercise of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b); or (iii) the Maturity Date occurs.

2. Definitions

“Assignment” means the assignment, by the Investor, of all its rights and obligations under a simple agreement for future equity entered into together with the Target on December 28, 2021, to the Company, in accordance with the Assignment Agreement.

“Assignment Agreement” means the assignment agreement entered into on the date hereof by and between the Investor, the Company, and the Target.

“Change of Control” means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger, consolidation or business combination involving the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Company Capitalization” is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Ordinary Shares basis):

●	Includes all shares of Share Capital issued and outstanding;

●	Includes all Convertible Securities;

●	Includes all (i) issued and outstanding Options and (ii) Promised Options; and

●	Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

“Conversion Price” means the lesser of (i) the Safe Price and (ii) the Discount Price.

“Convertible Securities” includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Share Capital.

“De-SPAC Transaction” means the completion of a transaction or series of related transactions by way of merger, consolidation, business combination, share exchange, share purchase or otherwise between the Company and a special purpose acquisition company or its subsidiary in which the shares of common stock (or similar securities) of the surviving or parent entity are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace located in a jurisdiction other than the United States. In that respect, the Company entered into a business combination agreement dated June 14, 2022, as amended by that certain Amendment to the Business Combination Agreement, dated as of November 18, 2022, as may be further amended from time to time, together with, LightJump Acquisition Corporation, Moolec Science Limited and Moolec Acquisition, Inc. (the “Business Combination Agreement”). The closing of the transactions referred to in the Business Combination Agreement shall be deemed a De-SPAC Transaction.

“Direct Listing” means (i) the Company’s initial listing of its Ordinary Shares (other than shares of Ordinary Shares not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 (or Form F-1) filed by the Company with the SEC that registers shares of existing share capital of the Company for resale, as approved by the Company’s board of directors, or (ii) any analogous initial listing not involving any underwritten offering of the Ordinary Shares on any exchange or marketplace located in a jurisdiction other than the United States. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

“Discount Price” means the lowest price per share of the Standard Shares issued or sold in the Qualified Event multiplied by the Discount Rate.

“Discount Rate” means 85%.

“Dissolution Event” means, in relation to the Target, (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Target’s creditors or (iii) any other liquidation, dissolution or winding up of the Target (excluding a Liquidity Event), whether voluntary or involuntary.

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company receives gross proceeds of not less than $20,000,000 cash or cash equivalent and issues and sells Preference Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

“Initial Public Offering” means the closing of the Company’s first firm commitment underwritten initial public offering of Ordinary Shares pursuant to (i) a registration statement filed with the SEC under the Securities Act or (ii) the securities laws applicable to such offering as a result of which such Ordinary Shares will be listed on an exchange or marketplace located in a jurisdiction other than the United States.

“Liquidity Event” means a Change of Control, a Direct Listing, an Initial Public Offering or a De-SPAC Transaction.

“Maturity Company Capitalization” is calculated as of immediately prior to the Maturity Date and includes (without double-counting, in each case calculated on an as-converted to Ordinary Shares basis):

●	all shares of Share Capital issued and outstanding;

●	all Convertible Securities;

●	(i) issued and outstanding Options and (ii) Promised Options; and

●	the Unissued Option Pool.

“Maturity Date” means January 12, 2022.

“Merger” has the meaning ascribed to such term in the Business Combination Agreement.

“Options” includes options, restricted shares awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

“Post-Money Valuation Cap” means $250,000,000.00.

“Proceeds” means cash and other assets (including without limitation share consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

“Promised Options” means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Share’s price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

“Qualified Event” means an Equity Financing or a Liquidity Event.

“Safe” means an instrument containing a future right to shares of Share Capital, similar in form and content to this instrument, purchased by or issued to investors for the purpose of funding the Company’s (or the Company’s subsidiaries following the Merger) business operations. References to “this Safe” mean this specific instrument. The Safe is issued in registered form by the Company and shall be registered in the register of Safe kept at the registered office of the Company. Conversion of the registered form of the Safe into bearer certificates is not possible. Ownership of the Safe will be established by inscription in the register and the register shall constitute exclusive evidence of ownership of the Safe. The Company shall recognize and treat the registered Safe owner as the absolute owner of the Safe registered in its name. At the request of the Safe holder, the Company shall issue certificates relating to the registration of Safe in the register. The Safe holder shall promptly notify the Company of any loss, destruction or mutilation of any certificate or certificates of any Safe of which it is the record holder. The Company may, in its discretion, issue a new certificate in place of any certificate issued by it and alleged to have been mutilated, lost, stolen or destroyed, upon satisfactory proof of such mutilation, loss, theft or destruction and receipt of appropriate indemnification by the Safe holder.

“Safe Ordinary Shares” means the shares of Ordinary Shares, having the identical rights, privileges, preferences and restrictions as the shares of Ordinary Shares, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

“Safe Price” means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Share Capital” means the share capital of the Company, including, without limitation, the ordinary shares of the Company, each having a nominal value in US dollars of $0.01 (the “Ordinary Shares”) and any preferred shares of the Company (the “Preference Shares”), as the case may be.

“Standard Shares” means the shares of the series of equity securities issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Event (for the avoidance of doubt in the event of an Initial Public Offering or Direct Listing, this means Ordinary Shares).

“Subsequent Convertible Securities” means Convertible Securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) Convertible Securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

“Target” means Moolec Science Limited, a private limited company incorporated under the laws of England and Wales.

“Unissued Option Pool” means all shares of Share Capital that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. “MFN” Amendment Provision. If the Company issues any Subsequent Convertible Securities with terms more favorable than those of this Safe (including, without limitation, a valuation cap and/or discount) prior to termination of this Safe, the Company will provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities (the “MFN Notice”) and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing within 10 days of the receipt of the MFN Notice. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

4. Company Representations

(a) The Company is a public limited company duly organized, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 4(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its articles of association (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company’s corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Share Capital issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

5. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, or an equivalent thereof under applicable securities laws, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any other applicable securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing or acquiring this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor’s financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

6. Miscellaneous

(a) Each party to this Safe shall not amend, waive or modify any provision of this Safe without the prior written consent of the other party.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Share Capital for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company shareholder or rights to vote for the election of directors or on any matter submitted to Company shareholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company’s consent by the Investor (i) to the Investor’s estate, heirs, executors, administrators, guardians and/or successors in the event of Investor’s death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company’s domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction. The parties hereto agree that any action, proceeding, claim or dispute arising out of, or relating to, this Safe shall be brought and enforced in the state and federal courts sitting in the City of New York, irrevocably submit to such exclusive jurisdiction and venue, and waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

MOOLEC SCIENCE SA

By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Authorised signatory

INVESTOR:

By:	/s/ Gloria Montaron Estrada
Name:	Gloria Montaron Estrada
Title:	Attorney-in-fact

[Signature Page to SAFE]

Schedule 1
Issued Shares in case of Merger

Investor	Number of ordinary shares (Issued Shares)	Share capital (USD)	Share Premium (USD)
THEO I SCSp	196,695	1,966.95	1,964,983.05

[Schedule 1 to SAFE]